EXHIBIT 99.1

Valcent Products Inc.
(A Development Stage Company)

Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited)

TABLE OF CONTENTS

CONDENSED FINANCIAL STATEMENTS

Page
Condensed Consolidated Interim Statement of Financial Position	2

Condensed Consolidated Interim Statements of Comprehensive Loss	3

Condensed Consolidated Interim Statements of Changes in Equity	4

Condensed Consolidated Interim Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6 - 22

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements (“financial statements”) of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim consolidated financial statements by an entity’s auditor.

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Interim Statements of Financial Position
(Expressed in US Dollars)
(Unaudited)

	September 30, 2011	March 31, 2011
ASSETS
Current assets
Cash and cash equivalents (Note 5)	$43,494	$31,936
Receivables	263,760	300,233
Prepaid expenses	103,726	98,288
Inventories (Note 9)	-	-
Total current assets	410,980	430,457

Non-current assets
Assets held for sale	433,254	433,254
Property and equipment (Note 6)	99,919	137,324
Product license (Note 7)	1	1
Total non-current assets	533,174	570,579
Total assets	$944,154	$1,001,036

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities	$1,210,645	$1,601,161
Promissory notes payable (Note 10)	1,284,210	558,212
Due to related parties (Note 17)	486,357	255,378
Convertible notes (Note 11)	55,289	51,698
Derivative liability (Note 24(b))	47,157	175,600
Total current liabilities	3,083,658	2,642,049
Shareholders’ deficiency
Share capital (Note 12)	43,964,056	43,808,617
Contributed surplus (Note 12)	6,456,727	6,769,270
Commitment to issue shares (Note 12)	1,519,701	1,403,320
Equity component of convertible note (Note 11)	5,496	5,496
Accumulated deficit from prior operations	(2,265,325)	(2,265,325)
Accumulated deficit during the development stage	(51,820,159)	(51,362,391)
Total shareholders’ deficiency	(2,139,504)	(1,641,013)
Total equity and liabilities	$944,154	$1,001,036

Commitments (Note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Approved by the Board:

(signed) “Stephen K. Fane”	Director	(signed) “Christopher Ng”	Director

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Interim Statements of Comprehensive Loss
(Expressed in US Dollars)
(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
EXPENSES
Product development (Note 13)	$269,730	$234,633	$486,885	$697,473
General and administrative (Note 14)	223,268	253,889	86,464	859,185
Loss from operations	(492,998)	(488,522)	(573,349)	(1,556,658)
Interest and financing costs (Notes 15)	(42,979)	(147,515)	(58,674)	(225,523)
Non-operating expenses (Note 16)	43,745	246,861	174,255	243,451
Income (loss) before income tax	(492,232)	(389,176)	(457,768)	(1,538,730)
Income tax expense	-	-	-	-
Net income (loss) for the period	(492,232)	(389,176)	(457,768)	(1,538,730)
OTHER COMPREHENSIVE LOSS
Net comprehensive income (loss) attributable to equity holders	$(492,232)	$(389,176)	$(457,768)	$(1,538,730)

Basic and diluted (loss) gain per share	$(0.01)	$(0.01)	$(0.01)	$(0.03)
Weighted average number of common shares outstanding	83,426,579	56,976,506	83,426,579	54,992,313

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in US Dollars)
(Unaudited)

	Share capital	Contributed surplus	Commitment to issue shares	Equity component, convertible debt	Accumulated deficit from prior operations	Accumulated deficit during development stage	Total equity
Balance at April 1, 2010	$39,011,557	$5,023,657	$126,000	$-	$(2,265,325)	$(44,732,339)	$(2,836,450)
Loss for the period	-	-	-	-	-	(1,538,730)	(1,538,730)
Share capital issued	1,136,622	-	-	-	-	-	1,136,622
Share capital issued for extension of convertible debt	50,000	-	-	-	-	-	50,000
Return of shares to treasury	(10,000)	-	-	-	-	-	(10,000)
Equity portion of convertible debt	-	-	-	3,354	-	-	3,354
Warrants issued	-	64,304	-	-	-	-	64,304
Share issue commitment	-	-	(126,000)	-	-	-	(126,000)
For contributed services	-	122,598	-	-	-	-	122,598
Stock-based compensation	-	79,090	-	-	-	-	179,090
Balance at September 30, 2010	$40,148,179	$5,323,983	$-	$3,354	$(2,265,325)	$(46,271,069)	$(2,245,212)

Balance at April 1, 2011	$43,808,617	$6,769,270	$1,403,320	$5,496	$(2,265,325)	$(51,362,391)	$(1,641,013)
Income for the period	-	-	-	-	-	(457,768)	(457,768)
Share capital issued	155,439	-	-	-	-	-	155,439
Warrant modification	-	-	-	-	-	-	-
Share issue commitment	-	-	116,381	-	-	-	116,381
Fair value of options	-	41,163	-	-	-	-	41,163
Stock-based compensation	-	18,430	-	-	-	-	18,490
Re-measurement of options	-	(372,136)	-	-	-	-	(372,136)
Balance at September 30, 2011	$43,964,056	$6,456,727	$1,519,701	$5,496	$(2,265,325)	$(51,820,159)	$(2,139,504)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in US Dollars)
(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
OPERATING ACTIVITIES
(Loss) gain for the period	$(492,232)	$(389,176)	$(457,768)	$(1,538,730)
Items not involving cash:
Interest and accretion	17,059	(17,492)	32,589	59,642
Warrants issued as finder’s fees	-		-	63,968
Stock-based compensation	5,947	66,260	(258,477)	179,090
Shares issued for product development	-	-	-	-
Shares issued for services	-	59,642	4,500	322,528
Gain (loss) on disposal of vehicles	(6,740)		10,386	-
Gain on conversion of debt	-	(523,632)	-	(523,632)
Fair value change in derivative liability	(15,173)	254,107	(128,433)	254,107
Amortization	17,383	18,903	26,377	75,195
Foreign exchange loss (gain)	-	103,944	-	79,267
Changes in non-cash working capital items (Note 20)	(232,284)	(50,178)	(128,502)	44,001
Cash used in operating activities	(706,040)	(477,622)	(899,328)	(984,566)
INVESTING ACTIVITIES
Property and equipment	-	(127)	(682)	(3,411)
Cash used in investing activities	-	(127)	(682)	(3,411)
FINANCING ACTIVITIES
Advances from related parties	-	49,934	-	47,585
Proceeds from promissory notes	-	427,442	-	927,922
Proceeds from issuance of common shares	-	-	131,439	-
Proceeds from commitment to issue shares	3,000	-	78,815	-
Proceeds from Loan	700,000	-	700,000
Cash generated by financing activities	703,000	477,376	910,254	975,507
Effect on foreign exchange on cash	-	(43)	-	145
Increase (decrease) in cash and cash equivalents during period	(3,040)	(415)	11,558	(12,325)
Cash and cash equivalents, beginning of period	46,534	10,057	31,936	21,967
Cash and cash equivalents, end of period	$43,494	$9,642	$43,494	$9,911

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

1.      CORPORATE INFORMATION

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company’s current business activity is to focus on the continued development and marketing of the Company’s High Density Vertical Growth System (“VerticropTM”) designed to produce vegetables and other plant crops.  The Company is listed on the OTC QB, having the symbol VCTZF.

The address of the Company’s corporate office and principal place of business is 120 Columbia Street, Vancouver, BC, Canada, V6A 3Z8.

The condensed interim financial statements are presented in United States dollars, which is also the Company’s functional currency.

2.      BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF IFRS

(a)    Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The full disclosure of the Company’s transition to IFRS is included in the Company’s interim financial statements for the three months ended June 30, 2011.  The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.  Note 23 discloses the impact of the transition to IFRS on our statement of financial position, comprehensive income and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended March 31, 2011.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our condensed interim consolidated financial statements for the three months ended June 30, 2011.  The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of November 29, 2011, the date the Board of Directors approved the financial statements.  Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ended March 31, 2012 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on changeover to IFRS.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2011 annual financial statements and the Company’s interim financial statements for the three months ended June 30, 2011 prepared in accordance with IFRS applicable to interim financial statements.

We applied IFRS 1 in preparing these IFRS consolidated interim financial statements.  The effects of the transition to IFRS on equity, total comprehensive income and cash flows are presented in Note 23.

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

3.      NEW IFRS PRONOUNCEMENTS

(a)	Consolidated Financial Statements

In May 2011, IASB issued IFRS 10, ‘Consolidated Financial Statements’ and IFRS 12, ‘Disclosure of Interests in Other Entities’.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements.  IFRS 10 sets out three elements of control: a) power over the investee; b) exposure, or rights, to variable returns from involvement with the investee; and c) the ability to use power over the investee to affect the amount of the investors return.  IFRS 10 sets out the requirement on how to apply the control principle.  IFRS 12 outlines the disclosure requirement for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.  IFRS 10 and IFRS 12 supersede IAS 27, ‘Consolidated and Separate Financial Statements and SIC-12, ‘Consolidation – Special Purpose Entities’.

IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised).  The Company is currently assessing the impact of these standards on the Company’s financial statements.

(b)	Joint Arrangements

In May 2011, the IASB issued IFRS 11, ‘Joint Arrangements’, which provides guidance on accounting for joint arrangements.  If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement.  An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses.  A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement.  A joint venture is accounted for using the equity method.  Proportionate consolidation is no longer permitted.

IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.  The Company is currently assessing the impact of these standards on the Company’s financial statements.  This assessment includes analyzing the Company’s joint arrangements to determine the appropriate accounting treatment under the new standard.

(c)	Fair Value Measurement

In May 2011, the IASB issued IFRS 13, ‘Fair Value Measurement’.  This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements.  IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value is a market-based measurement, not an entity-specific measurement so assumptions that market participants would use should be applied in measuring fair value.

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

3.      NEW IFRS PRONOUNCEMENTS (continued)

(a)	Fair Value Measurement (continued)

IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.  The IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application.  The Company is currently assessing the impact of these standards on the Company’s financial statements.

(b)	Other Comprehensive Income

In June 2011, the IASB and the Financial Accounting Standards Board (“FASB”) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”).  The IASB issued amendments to IAS 1, ‘Presentation of Financial Statements’, to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss.  The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The amendments to IAS 1 are set out in Presentation of Items of Other Comprehensive Income and are effective for fiscal years beginning on or after July 1, 2012.  The Company is currently assessing the impact of these standards on the Company’s financial statements.

5.     CASH AND CASH EQUIVALENTS

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

6.	PROPERTY AND EQUIPMENT

	Equipment	Computer Equipment	Furniture and fixtures	Vehicles	Leasehold improve-ments	Total
COST
Balance, March 31, 2011	$616,709	$152,149	$84,886	$42,788	$186,828	$1,083,360
Additions	682	-	-	-	-	682
Disposals	-	-	-	(42,788)	-	(42,788)
Balance, September 30, 2011	$617,391	$152,149	$84,886	$-	$186,828	$1,041,254
DEPRECIATION
Balance, March 31, 2011	$491,135	$152,149	$84,886	$31,038	$186,828	$946,036
Depreciation	26,337	-	-	-	-	26,337
Disposals	-	-	-	(31,038)	-	(31,038)
Balance, September 30, 2011	$517,292	$152,149	$84,886	$-	$186,828	$941,335
CARRYING AMOUNTS
March 31, 2011	$125,574	$-	$-	$11,750	$-	$137,324
September 30, 2011	$99,919	$-	$-	$-	$-	$99,919

During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  In October 2010, the Company stopped amortizing these assets and classified these assets as assets held for sale. As at September 30, 2011, assets held for sale totaled $433,254 (Land $245,485 and Building $187,769) (2010 - $nil).

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

7.      PRODUCT LICENSE AND TECHNOLOGY PURCHASE

Effective April 1, 2009, the Company terminated the original License Agreement dated July 29, 2005 and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from a former director and officer of the Company, Pagic and West Peak.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of $2,000,000 and issue 3% of its common shares on conclusion of the purchase agreement.  The $2,000,000 is payable on a cumulative basis as to $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the Technologies or $12,000 per month until $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common shares is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic.

On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

a) the purchase price of technology to be acquired was amended to an aggregate of $3,150,000 (previously $2,000,000) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement (“Addendum”).

b) $100,000 was paid to Pagic by the Company at the date of the Addendum;

c) calculated minimum IP payments increased to $18,000 per month from $12,000 per month effective August 1, 2010; and

d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the six months ended September 30, 2011, $18,000 (September 30, 2010 -$84,000) was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum, with such costs recorded as product development costs.

The Company and the Company’s legal counsel performed a comprehensive review of the Purchase Agreement and the Company’s improved Verticrop technology and concluded that it is not using the intellectual property relating to the vertical plant growing technology as was contemplated in the Purchase Agreement and thus terminated the Purchase Agreement on May 17, 2011.

8.	VERTIGRO JOINT VENTURE

On July 7, 2010, the Company and its subsidiary Valcent USA and Global Green Solutions Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, a Texas Corporation (VAT), through which they had jointly pursued development of a project to use algae as a source for biofuel feedstock and other products. VAT’s technology license agreement with Pagic LP has been terminated.

The main elements from VAT included in the financial statements are accounts payable of  $44,029 (March 31, 2011 - $44,029) and expenses of $nil (March 31, 2011 - $nil).  There were no assets in VAT as at September 30, 2011 and March 31, 2011.

At March 31, 2010, the Company wrote-off a receivable due from Global Green in the amount of $657,641. During the six months ended September 30, 2011, the Company recovered $4,500 (2010 - $4,100) of this receivable and has included this amount against other bad debts as a recovery in the consolidated statement of comprehensive loss.

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

9.	INVENTORIES

At September 30, 2011, the Company had no inventory (March 31, 2011 - $nil).  Inventories in prior years consisting of product relating to the Company’s Tomorrow Garden project were impaired to its net realizable value pursuant to initiatives in process to terminate and sell this product line.

10.   PROMISSORY NOTES PAYABLE

Promissory notes payable consisted of the following due to third party lenders:

	September 30, 2011	March 31, 2011
8% and 10% simple interest, unsecured, due on demand (a)	$557,284	$558,212
18% simple interest, secured, due July 14, 2012 (Note (b))	726,926-	-
	$1,284,210	$558,212

(a)
The demand notes are due to related parties who are beneficial owners of more than 5% of the Company’s common shares, a director and officer of the Company and a former director and officer of the Company. Total interest accrued during the six months ended September 30, 2011 is $27,084 (2010 - $62,286).

(b)
On July 14, 2011, the Company issued a secured promissory note in the amount of $700,000 accruing interest at 18% per annum with a conversion feature connected to any accrued interest. The note matures on July 14, 2012 but the principal and accrued interest is due on demand with any accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two year period. The note is secured by a lien on, and a security interest in, certain real property located in El Paso, Texas owned by a wholly owned subsidiary of the Company. The Company may repay the note at any time without penalty. Total interest accrued during the six months ended September 30, 2011 is $26,926 (2010 - Nil).

11.   CONVERTIBLE NOTES

Date of Issue	Balance, March 31, 2011	Issued principal and transfers	Equity portion	Derivative liability portion, net	Accretion interest or penalty	Conversion/ repayments	Balance, September 30, 2011
Feb 2010 (a)	$51,698	$-	$-	$-	$3,591	$-	$55,289
	$51,698	$-	$-	$-	$3,591	$-	$55,289

(a)	$50,000 February 2010 Convertible Note

On February 16, 2010, the Company issued to a third party an unsecured promissory note bearing interest at the rate of 8% per annum whose terms changed on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal may be converted at the option of the lender at any time after May 15, 2010 at $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at $0.40 per share for a two-year term from the date of conversion. The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

11.   CONVERTIBLE NOTES (continued)

(a)	$50,000 February 2010 Convertible Note (continued)

The Company used the residual method to allocate a value of $5,496 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $51,020 principal amount using the effective interest rate method.

During the six months ended September 30, 2011, the Company recorded $3,591 in accretion and interest expense in relation to the convertible note.

12.   SHARE CAPITAL AND RESERVES

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

	Number of Shares	Amount	Contributed Surplus
Balance, as at April 1, 2010	52,175,329	$39,011,557	$5,023,657
Private placement, net of share issue cost	10,192,365	1,415,558	-
Issued for settlement of debt	15,636,656	2,345,498	-
Issued for investor relations services	600,000	144,000	-
Issued for consulting services	500,000	120,000	-
Issued as payment of interest	135,925	32,622	-
Issued for extension on convertible notes (Note 11(a))	500,000	60,000	-
Conversion of convertible notes (Note 11(a))	3,500,000	700,000	-
Return of shares to treasury	(21,704)	(10,000)	-
Fair value of warrants issued (e)	-	-	513,179
Fair value of options (i)	-	-	752,462
For contributed services (c)	-	-	126,000
Stock-based compensation (d)	-	-	215,510
Warrant modification	-	(46,618)	138,462
Balance, as at March 31, 2011	83,218,571	$43,808,617	$6,769,270

Private placement, net of share issue cost (b)	1,036,263	155,439	-
Stock-based compensation	-	-	18,430
Fair value of options (b)	-	-	41,163
Re-measurement of fair value of options (i)	-	-	(372,136)

Balance, as at September 30, 2011	84,254,834	$43,964,056	$6,456,727

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

12.   SHARE CAPITAL AND RESERVES (continued)

(b)	Issued and outstanding: (continued)

During the six months ended September 30, 2011, the Company closed a private placement tranche and issued 1,036,263 units at a price of $0.15 per unit for gross proceeds of $155,439. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue. No value has been attributed to the warrants as the share price at the two closing dates was either equal to or less than unit price.  Pursuant to the PP Agreement (Note (b)(i)), the Company had an additional commitment to issue 675,824 common shares for a total of 7,323,018 common shares.  The 675,824 shares were valued at $54,066 based on the market price of the shares at the time the shares were earned and charged to stock-based compensation.

In addition under the PP agreement (b) (i) the parties were entitled to receive an additional 675, 824 options. These options were measured at June 30, 2011 by applying the fair value method using Black-Scholes option pricing model in accounting for options utilizing risk-free interest rate – 2.0%; expected life – 5 years ; expected volatility – 100%; exercise price  - $0.15; share price - $0.09 and expected dividends – nil. The Company included the value of the options earned but not granted of, 41,163, as a charge to stock-based compensation in the consolidated statement of comprehensive loss.

During the year ending March 31, 2011, the Company:

(i)
Entered into a Private Placement Agreement (“PP Agreement”) on December 14, 2010 with a third party and a related party. The PP Agreement included a commitment to the Company along with provisions for the new management group to further the development and marketability of the Verticrop™ vertical plant technology and for the third party to raise funds. In return for these services, the parties could earn up to 10,000,000 common shares of the Company based on a calculation of total dollars raised over $2,300,000 times 10,000,000.  The PP Agreement was later amended, whereby the first 7,000,000 shares earned would be allocated to the new management group as an incentive for them to join the Company. As at March 31, 2011, the Company had a commitment to issue 6,647,195 common shares. The shares were valued at $1,308,569 based on the market price of the shares at the time the shares were earned and charged to stock–based compensation.

In addition under this PP Agreement the management group and the third party could earn up to 10,000,000 options at an exercise price of $0.15 and an expiry of five years from grant date based on the same formula used for the common shares. As at March 31, 2011, the parties were entitled to receive based on completed performance 6,647,195 options. These options have been measured at March 31, 2011 by applying the fair value method using Black-Scholes option pricing model in accounting for options utilizing risk-free interest rate – 2.77%; expected life – 5 years ; expected volatility – 100%; exercise price  - $0.15; share price - $0.15 and expected dividends – nil. The Company included the value of the options earned but not granted of, $752,462, as a charge to stock-based compensation in the consolidated statement of comprehensive loss.

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

12.   SHARE CAPITAL AND RESERVES (continued)

(b)    Issued and outstanding: (continued)

These options will continue to be re-measured until the grant and terms have been approved by the Board.   On September 30, 2011, these options were re-measured by applying the fair value method using Black-Scholes option pricing model in accounting for options utilizing risk-free interest rate – 2.0%; expected life – 5 years; expected volatility – 100%; exercise price - $0.15; share price - $0.09 and expected dividends – nil. The Company included the difference in the initial value of the options earned but not granted of, $372,136, as a credit to stock-based compensation in the statement of comprehensive loss during the six months ending September 30, 2011.

(ii)
Closed private placements in two tranches and issued 10,192,365 units at a price of $0.15 per unit for gross proceeds of $1,528,855. Each unit consists of one common share and one half of one warrant. Each warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue.  No value has been attributed to the warrants as the share price at the two closing dates was either equal to or less than unit price. Total share issuance costs connected with the private placement was $77,297 and includes $72,500 as a finder’s fee and $4,797 as legal fees.

As at March 31, 2011, the Company had not collected $68,000 in respect to share subscriptions for this private placement and was recorded in receivables. During the three months ended June 30, 2011, these funds were collected. This is a non-cash transaction in the consolidated statement of cash flows.

(iii)
During the year ending March 31, 2011, the Company entered into a series of debt settlement agreements whereby it agreed to issue common shares in settlement of certain promissory notes, accounts payable and related party amounts owing. An aggregate of $2,345,498 representing these balances was settled in exchange for 15,636,656 units at $0.15 per unit, being the fair value of the shares at the date of the settlement (Note 11). Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25.  The common shares were subject to a six month lock up agreement.  No value has been attributed to the warrants as the share price at the debt settlement date was equal to the settlement price.

(iv)           Issued the following common shares for investor relations services:

•	500,000 common shares at an aggregate fair value of $120,000 being the fair value of shares on the date of issuance.
•	50,000 common shares for services rendered under a public relations agreement at a fair value of $12,000 being the fair value of shares on the date of issuance; and
•	50,000 common shares for services rendered under a design services contract at a fair value of $12,000 being the fair value of shares on the date of issuance.

(v)            Issued the following common shares for consulting services in respect of product development:

•	500,000 common shares at an aggregate fair value of $120,000 being the fair value of shares on the date of issuance;

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

12.   SHARE CAPITAL AND RESERVES (continued)

(vi)           For Contributed Services:

At March 31, 2010, commitment to issue shares includes 300,000 common shares issuable to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares were issued at $0.42 per share, which is equivalent to the quoted market price as at the performance completion date of March 31, 2010 for an aggregate fair value of $126,000. During the year ended March 31, 2011, the Company and the officer and director determined that the shares would be replaced by stock options once the stock option plan is approved. The $126,000 was removed from commitment to issue shares and charged to contributed surplus.

(c)	Commitment to Issue Shares

At September 30, 2011 and March 30, 2011, commitment to issue common shares (or units, where indicated) included the following:

			As at September 30, 2011			As at March 31, 2011
In connection with:	Note		Number	Amount		Number	Amount
Financial consulting agreement for investor relations	18		300,000	$51,750	*	300,000	$51,750	*
Consulting agreement for internet and marketing	18		200,000	26,500	*	150,000	22,000	*
Private placement agreement for management services	12	(b)	7,323,018	1,362,636	*	6,647,195	1,308,570	*
Private placement at $0.10 per unit			530,000	53,000	†	140,000	21,000	†
Private placement at $0.15 per unit			172,100	25,815	†	-	-
			8,525,118	$1,519,701		8,847,924	$1,403,320

* Aggregate value of these common shares was calculated by using the closing share price on the date the share commitment was earned.

† Value of these units is calculated at the Private Placement unit price.

(d)	Stock options

The Company has a stock option plan (“Plan”) that allows for stock options to be issued to employees, directors, officers and consultants on both a qualified and non-qualified basis. The aggregate number of common shares as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding number of common shares and the number of common shares as to which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding common shares. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee and subject to the requirements of the exchange on which the Company’s common shares are traded or any other governing regulatory body, at the time of grant. Options granted shall expire after a period of eight years or terminate three months after the recipient ceases to be an employee of the Company.

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

12.   SHARE CAPITAL AND RESERVES (continued)

(d)	Stock options (continued)

The following summarizes stock option activity for the year ended March 31, 2011 and the six months ended September 30, 2011.

	Six months ended September 30, 2011		Year ended March 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	8,697,195	$0.23	100,000	$0.30
Options granted	-	-	2,050,000	$0.23
Options committed but not granted	675,824	$0.15	6,647,195	$0.15
Options forfeited	-	-	(100,000)	$0.30
Balance, end of period	9,373,019	$0.17	8,697,195	$0.17

The following table summarizes information about stock options outstanding and exercisable as at September 30, 2011:

	Options Outstanding			Options Exercisable
Expire:	Exercise price	Number of options	Weighted average remaining contractual life (years)	Exercise price	Number of options	Weighted average remaining contractual life (years)
June 1, 2018	$0.25	1,500,000		$0.25	1,500,000
July 31, 2018	$0.25	250,000		$0.25	250,000
November 30, 2018	$0.10	300,000		$0.10	300,000

		2,050,000	6.75		2,050,000	7.0

During the six months ended September 30, 2011, the Company committed to issuing 675,824 stock options (2010 - nil) and granted no options (2010 – 1,750,000) to officers, employees, directors and other eligible persons.  As a result of this commitment to issue options (grant in 2010), during the six months ended September 30, 2011, the Company recorded stock-based compensation of $41,163 (2010 - $179,090). The weighted average fair value of stock options granted and committed of $0.06 (2010 - $0.13) per option was estimated using the Black-Scholes option pricing model with the following assumptions:

	Six months ended September 30,
	2011	2010
Risk-free interest rate	2.00%	1.98%
Expected life	5 years	5 years
Expected volatility	100%	100%
Expected dividend per store	$nil	$nil

(e)	Warrants

Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the period from April 1, 2010 to September 30, 2011:

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

12.   SHARE CAPITAL AND RESERVES (continued)

(e)	Warrants (continued)

	Number of warrants	Weighted average exercise price
Balance, April 1, 2010	8,813,200	$0.63
Warrants issued	20,509,092	$0.22
Warrants forfeited	(90,354)	$13.50
Balance, March 31, 2011	29,231,938	$0.30
Warrants issued	518,132	$0.25
Warrants forfeited	(5,892,660)	$0.46
Balance, September 30, 2011	23,857,410	$0.24

As at September 30, 2011, the following share purchase warrants were outstanding:

Expiry Date	Note	Exercise Price	Number of Warrants
October 26, 2011*		$0.60	753,492
October 27, 2011*		$0.60	535,000
November 18, 2011		$0.60	100,000
December 2, 2011		$0.60	712,500
December 30, 2011		$0.60	87,500
February 16, 2012		$0.60	208,333
May 31, 2012	(iii)	$0.30	875,000
January 14, 2013	(i)	$0.15	4,444,444
February 18, 2013		$0.25	4,776,183
March 31, 2013		$0.25	320,000
April 1, 2013		$0.25	7,818,328
June 14, 2013		$0.25	518,132
July 16, 2013	(ii)	$0.15	2,708,498
Total			23,857,410

* Expired unexercised subsequent to September 30, 2011

(i)
As part of the final negotiation with the July 2009 convertible note holders the Company agreed to issue an additional 4,047,686 warrants at $0.15 for a two-year period ending January 14, 2013 and to reset the exercise price of the current outstanding 396,758 warrants from $0.40 to $0.15, resulting in a total of 4,444,444 warrants outstanding. The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 2.95%; expected life – 3 years ; expected volatility – 100%; and expected dividends – nil. The issuance of the new warrants resulted in $445,650 charge to loss on settlement of debt with a corresponding credit to contributed surplus. As for the price reduction the Company recorded a warrant modification of $46,619.

(ii)
On February 18, 2011, the Company issued units of securities at $0.15 causing an increase of certain warrants to an agent from 36,601 to 2,708,497 warrants and a reset in the exercise price of the currently held 36,601 warrants from $0.40 to $0.15.

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

12.   SHARE CAPITAL AND RESERVES (continued)

(e)	Warrants (continued)

(iii)
875,000 warrants exercisable at $0.30 were issued to a third party exercisable until May 31, 2012 as a fee for arranging a finance transaction. The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.43%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. The Company included the value of finders’ warrants issued, $67,529, as a charge to interest, accretion and fees in the consolidated statement of comprehensive loss for the year ended March 31, 2011.

13.   PRODUCT DEVELOPMENT COSTS

As the Company is in the development stage, discontinued product sales and test sales are credited to development costs.  During the six months ended September 30, 2011, the Company had discontinued product sales of $nil (2010 - $19,337) related to Tomorrow Garden products.

14.   GENERAL AND ADMINISTRATIVE COSTS

	Three months ended September30,		Six months ended September30,
	2011	2010	2011	2010
Investor relations	$22,089	$23,479	$29,022	$277,511
Advertising and media development	4,905	5,735	13,037	8,718
Professional fees	60,536	33,023	95,914	92,883
Office and miscellaneous	47,992	42,410	81,308	79,148
Travel	61,098	24,575	68,115	81,241
Amortization	10,643	18,792	26,337	75,195
Rent	(128)	34,963	20,919	57,311
Filing and transfer agent fees	10,186	4,955	10,289	8,088
Stock-based compensation (Note 12)	5,947	65,957	(258,477)	179,090
	$223,268	$253,889	$86,464	$859,185

15.   INTEREST AND FINANCING COSTS

	Three months ended September30,		Six months ended September30,
	2011	2010	2011	2010
Debt interest	$42,181	$147,515	$57,082	$163,903
Accretion	798	-	1,591	61,620
	$42,979	$147,515	$58,673	$225,523

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

16.   NON-OPERATING EXPENSES

	Three months ended September30,			Six months ended September30,
	2011	2010		2011	2010
Foreign exchange loss (gain)	$(30,806)		$(102,488)	$(41,306)	$30,064
Loss (gain) on conversion of convertible debt	-		-	-	(523,632)
Change in fair value of derivative liability loss (gain)	(15,173)		(144,373)	(128,443)	254,107
Loss (gain) on disposal of capital assets	(13,817)			(20,557)	-
Write-off (recovery) of receivable	16,051			16,051	3,990
	$(43,745)	$	(246,861)	$(174,255)	$(243,451)

17.   RELATED PARTY TRANSACTIONS

During the six months ended September 30, 2011 and 2010, the Company incurred the following expenditures charged by directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares:

	Three months ended September30,		Six months ended September30,
	2011	2010	2011	2010
Product development	$-	$42,203	$2,048	$84,785
Interest and accretion	9,190	41,223	18,813	73,567
Rent	-	14,519	-	19,135
	$9,910	$97,945	$20,868	$177,488

The related party transactions are in the ordinary course of business and are measured at the exchange amount which is the amount agreed upon by the transacting parties.

At September 30, 2011 and 2010, due to related parties was comprised of amounts owing to directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares. The amounts owing were non-interest bearing and had no specific terms of repayment.

At September 30, 2011, promissory notes payable of $337,174 (March 31, 2011 - $558,212) included in the total amount of the promissory notes owing are due to related parties who are beneficial owners of more than 5% of the Company’s common shares and a former director and officer of the Company (Note 10).

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License for the six months ended September 30, 2011 and 2010 (Note 7).

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

17.   RELATED PARTY TRANSACTIONS (continued)

Key Management Compensation

	Three months ended September30,		Six months ended September30,
	2011	2010	2011	2010
Salaries and short-term employee benefits	$132,888	$25,808	$267,176	$50,151
Share-based payments	-	-	28,224	-
	$132,888	$25,808	$295,400	$50,151

18.   COMMITMENTS

Commitments not disclosed elsewhere in these financial statements are as follows:

The Company leases office and development space in Launceston, Cornwall, UK under a ten-year lease ending on November 15, 2017 at a quarterly cost of $20,331 (GB£12,550). The Company also entered into public relations and consulting agreements in the year that extended beyond the six months ended September 30, 2011.

The Company entered into an agreement with a non-related party for investor relations services for a one year term, CDN $3,000 a month and 300,000 common shares which were earned but not issued as at September 30, 2011. The agreement can be cancelled with a 30 day notification.

The Company entered into an agreement with a non-related party for internet marketing services for a one year term, CDN $1,500 a month and 50,000 common shares every quarter until June 2011. The agreement can be cancelled with a 30 day notification. During the six months ended September 30, 2011, the remaining 50,000 common shares were earned but not issued as at September 30, 2011.

On July 14, 2011, the Company entered into a Letter of Understanding with Chris Bradford, the Chairman of the Board and Managing Director of Valcent Products (EU) Ltd. where certain terms of payment were discussed depending of the timing of Mr. Bradford’s departure from the Company. In the meantime starting in July 2011, Mr. Bradford will receive a monthly director’s fee in the amount of $8,015 until one month notice or payment in lieu of notice is given. He will also receive 1,000,000 common shares or options in the Company which are to be clarified at a later date based on certain performance measures. Other terms and conditions will be negotiated at the time of his departure.

The combined commitments as at September 30, 2011 are as follows:

	Shares	Amount
2012	-	$42,304
2013	-	78,438
2014	-	78,438
2015	-	78,438
Thereafter	-	115,205
	-	$392,821

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

18.   COMMITMENTS (continued)

The Company, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. For legal and other contingencies, if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. During the six months ended September 30, 2011, the Management became aware of a legal claim against the company for property damage and contract default in the amount of approximately  $155,000 plus related costs. The Management is assessing the validity of the claim and has not yet engaged its legal counsel for comment. Based on information currently available the Company has recorded the $26,766 of the claim as a liability as at September 30, 2011.

19.   FINANCIAL INSTRUMENTS

The Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value. Receivables are designated as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, promissory notes payable, due to related parties and convertible notes are designated as other financial liabilities, which are measured at amortized cost.  Derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in the statement of comprehensive loss. The fair value of these financial instruments approximates their carrying value due to their short-term maturity.

(a)	Fair Value of Financial Instruments

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition.

September 30, 2011	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value
Derivative liability	$-	$47,157	$-	$47,157
	$-	$47,157	$-	$47,157

March 31, 2011	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value
Derivative liability	$-	$175,600	$-	$175,600
	$-	$175,600	$-	$175,600

There are no assets or liabilities transferred from one level to another in the hierarchy during the six months ended September 30, 2011. The Company’s embedded derivative liability, included in certain warrants (Note 12 (e) (ii)) is classified within Level 2 of the fair value hierarchy

The conversion feature was separated from the host contract and accounted for as a derivative instrument.  The derivative conversion option was valued using a binomial lattice model taking into account underlying unit factors such as conversion price, volatility, risk-free rates, the Company’s credit adjusted rates and dividend yield.  On exercise of the warrants the liability amount will be allocated to derivative liability.

In assessing the fair value of other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.  The face values less any estimated credit adjustments for financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

20.   SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Changes in non-cash working capital

	Three months ended September30,		Six months ended September30,
	2011	2010	2011	2010
Receivables	$(24,942)	$(10,566)	$36,473	$(12,835)
Prepaids	(5,524)	2,050	(5,438)	17,622
Inventory	-	(463)	-	(499)
Due to related parties	240,095	(53,138)	230,979	(43,671)
Accounts payable	(411,913)	11,939	(390,516)	83,384
	$(232,284)	$50,178	$(128,502)	$44,001

21.   SEGMENTED INFORMATION

The Company operates in one industry segment being the research, product development and resale sectors. The Company’s segment comprises of three geographic locations with no revenue during all years reported of $nil.

	September 30, 2011	March 31, 2011
Property and equipment
United States	$-	$-
United Kingdom	99,919	137,324
Canada	-	-
	$99,919	$137,254

	September 30, 2011	March 31, 2011
Assets held for sale
United States	$433,254	$433,254
United Kingdom	-	-
Canada	-	-
	$433,254	$433,254

22.   GAIN (LOSS) PER SHARE

The calculation of basic and diluted loss per share for the three months ended September 30, 2011 was based on the following:

	Three months ended September30,		Six months ended September30,
	2011	2010	2011	2010
Gain (loss) attributable to common shareholders	$(0.01)	$(0.01)	$(0.01)	$(0.03)
Weighted average number of common shares outstanding	83,426,579	56,976,506	83,426,579	54,992,313

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

23.   TRANSITION TO IFRS

The accounting policies set out in these interim financial statements have been applied to all periods presented.  In preparing its opening IFRS statement of financial position, the Company has adjusted amounts previously reported in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s statement of equity as of September 30, 2011 and its statements of operations and comprehensive income for the three and six months ended September 30, 2011 is set out in the following tables and accompanying notes.

(a)	Reconciliation of Equity

The Canadian GAAP and IFRS statements of equity as at September 30, 2011 have been reconciled as follows:
	Note	September 30, 2011
Equity as reported under Canadian GAAP		$(2,092,347)
IFRS adjustments:
Derivative liability differences	(i)	(47,157)
Total IFRS adjustments to equity		(47,157)
Equity as reported under IFRS		$(2,139,504)

The following paragraphs explain the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company.  These differences result in the adjustments in the table above.

         (i)   Derivative liability differences

Under IFRS, certain warrants issued by the Company have a clause that causes the warrants to increase if the Company issues any securities at a price lower than $0.15 and must be classified as liabilities (as they do not meet the definition of an equity instrument) and are recognized at fair value with changes in fair value being recognized as a profit or loss.  There is no such requirement under Canadian GAAP as certain warrants issued by the Company meet the definition of an equity instrument.

The Company applies the fair value method using the Binomial option pricing model in accounting for these warrants as the reset provision on these warrants have been mutually terminated by utilizing exercise price – $0.15; risk-free interest rate – 2.95%; expected life – 2 years; expected volatility – 100%; and expected dividends – nil.  The fair value of $175,600 was recorded as a derivative liability at March 31, 2011. The derivative liability was re-measured at September 30, 2011 using the same Binomial option pricing model which resulted in a charge of $128,443 to change in fair value of derivative liability.

(b)Reconciliation of Total Comprehensive Income

There is no impact to the statement of comprehensive loss for the three and six months ended September 30, 2010.

(c)Statement of Cash Flows

The IFRS transition adjustments noted above did not have an impact on cash and cash equivalents.